EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name	State or Jurisdiction of Incorporation
Vicor GmbH	Germany
VICR Securities Corporation	Massachusetts, USA
Vicor France SARL	France
Vicor Italy SRL	Italy
Vicor Hong Kong Ltd.	Hong Kong
Vicor U.K. Ltd.	United Kingdom
Vicor Japan Company, Ltd.	Japan
Vicor KK	Japan
Vicor Trading (Shanghai) Limited Vicor Development Corporation	China Delaware, USA
Freedom Power Systems, Inc.	Delaware, USA
Northwest Power, Inc.	Delaware, USA
560 Oakmead LLC	California, USA